

Mail Stop 0407

March 20, 2006

Via U.S. Mail and Fax
Mr. Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, CT

      RE: **mPhase Technologies, Inc.**
             Form 10-K for the fiscal year ended June 30, 2005

             Form 10-Q for the Quarterly Period Ended December 31, 2005
             File No. 000-24969

Dear Mr. Smiley:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2005

Report of Independent Public Accountants, page F-2

1. Please see the fourth sentence in the first paragraph. Revise the reference from June 30, 2001 to June 30, 1998.

Consolidated Balance Sheets, page F-4

2. Please present your stock subscription receivable as a deduction in stockholders' equity under SAB 5(E) and Rule 5-02(30) of Regulation S-X.

Consolidated Statements of Operations, page F-5

3. It appears that a significant amount of related party costs is included in costs of sales. Please separately present the related party costs of sales under Rule 4-08(k) of Regulation S-X.

4. Please present the amount of the 2005 weighted average common shares outstanding.

Note 9. Long Term Debt, page F-20

5. Please tell us how you accounted for the cashless warrant issued under the settlement agreement.

Note 10. Stockholder's Equity, page F-21

6. For all warrants issued since July 1, 2002, please tell us how you are accounting for each issuance of warrants under FAS 133, EITF 00-19, EITF 98-5, and EITF 00-27. Also, tell us where the value of these warrants is presented in the financial statements.

Form 10-Q for the Quarterly Period Ended December 31, 2005

7. Comply with the comments above if applicable.

Note 7. Equity Transactions, page 13

8. For all warrants issued since July 1, 2005, please tell us how you are accounting for each issuance of warrants under FAS 133, EITF 00-19, EITF 98-5, and EITF 00-27. Also, tell us where the value of these warrants is presented in the financial statements.

General and Administrative Expenses, page 19

9. Please provide us with more details of the one time special reparation charge of $4.7 million.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director